



Cheesebutta, LLC Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $214,000

Offering End Date: August 23, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $42,800

Company Details:

Name: Cheesebutta, LLC

Founded: 2013

Address: 1509 NE 83rd Ct.

Vancouver, WA 20032

Industry: Prepared Sauce Manufacturing

Employees: 4

Website: https://cheesebutta.com

Use of Funds Allocation:

If the maximum raise is met:

$107,000 (50.00%) of the proceeds will go towards marketing
$99,510 (46.50%) of the proceeds will go towards equipment
$7,490 (3.50%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 445 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	$30,719	$55,192	$162,730
Cash & Cash Equivalents	$25,605	$30,346	$117,029
Accounts Receivable	-$1,000	-$850	$13,984
Short-term Debt	$16,851	$45,551	$59,912
Long-term Debt	$26,387	$43,640	$95,281
Revenue	$68,353	$158,058	$131,545
Cost of Goods Sold	$2,970	$56,973	$6,521
Taxes	$0	$0	$0
Net Income	$39,698	$22,058	$114,721

Recognition:

Cheesebutta, LLC, previously Fuseology Creative, LLC returns to SMBX, having rebranded as Cheesebutta, LLC, to elevate its growing presence. Cheesebutta's growth is demonstrated in its early repayment of their prior bond raise, returning for a second bond offering.

About:

Cheesebutta, LLC has been in operations since 2013 and is a Washington based gourmet food development company growing their famous CheeseButta product line consisting of versatile gourmet spreads in a range of flavors.

Michael Paul founded CheeseButta, LLC in 2013 to share his father's famous recipe with the world. From an early age, Michael was introduced to cooking and being part of a restaurant family and his experience operating a family restaurant led him to create the successful line of CheeseButta™ products.

For more information, contact our Customer Support Team at support@thesmbx.com

